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11017482

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH. D.C. 211

SEC FILE NUMBER
8-68240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALMETTO ADVISORY GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Yellowthroat Lane
(No. and Street)

Kiawah Island (City) SC (State) 29455 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD W. GRAVA 617-449-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE, SUITE 1100 (Address) CHARLOTTE (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DERRICK M. GRAVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALMETTO ADVISORY GROUP, LLC, as of FEBRUARY 17, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, CEO

Title

Notary Public

MIRANDA JONES NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMETTO ADVISORY GROUP, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2010 and
Independent Auditors' Report

TABLE OF CONTENTS

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Palmetto Advisory Group, LLC:

We have audited the accompanying statement of financial condition of Palmetto Advisory Group, LLC as of December 31, 2010 and the related statements of operations, of changes in members' accumulated deficit, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmetto Advisory Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

February 17, 2011

TRUSTED BUSINESS ADVISORS

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	12,715
Prepaid expenses		11,000
Other assets		188
TOTAL ASSETS	$	23,903
LIABILITIES AND MEMBERS' ACCUMULATED DEFICIT		
CURRENT LIABILITIES:		
Accrued expenses	$	5,850
LONG-TERM LIABILITIES:		
Subordinated loans		49,000
MEMBERS' ACCUMULATED DEFICIT:		
Accumulated deficit		(30,947)
Total members' accumulated deficit		(30,947)
TOTAL LIABILITIES AND MEMBERS' ACCUMULATED DEFICIT	$	23,903

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:		
Non-refundable retainer income	$	45,000
EXPENSES:		
Travel		12,125
Registration fees		11,035
Meals and entertainment		8,665
Professional fees		5,875
Office supplies and expense		5,394
Rent		3,600
Miscellaneous		1,550
Total		48,244
NET LOSS	$	(3,244)

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2010

		Accumulated Deficit
BALANCE, DECEMBER 31, 2009	$	(27,703)
NET LOSS		(3,244)
BALANCE, DECEMBER 31, 2010	$	(30,947)

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2010

SUBORDINATED LIABILITIES, DECEMBER 31, 2009	$	49,000
CHANGE IN SUBORDINATED LIABILITIES		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2010	$	49,000

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,244)
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(11,000)
Other assets		229
Accrued expenses		5,850
Net cash applied to operating activities		(8,165)
NET DECREASE IN CASH EQUIVALENTS		(8,165)
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2009		20,880
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2010	$	12,715

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Palmetto Advisory Group, LLC (the "Company") was formed in July 2008 and is a South Carolina limited liability company and operates a registered, non-carrying broker dealer. The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis. The Company has Financial Industry Regulatory Authority (FINRA) approval as a mutual fund retailer, for the creation and marketing of private placements, and for investment banking activity. The Company does not custody client assets, does not settle mutual fund trades, accept direct investments, or custody customer assets.

The Company is a member of FINRA and the Securities Investor and Protection Corporation (SIPC). The Company also has an affiliated investment advisor, Palmetto Advisory, which is registered in the state of South Carolina.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition - The Company has a contract under which it receives a non-refundable retainer from an investment manager. Retainers are typically due and recognized on the first day of each month.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2010, the tax years ended December 31, 2008 through 2010 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2010.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 17, 2011, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $6,865 which was $1,865 in excess of its required net capital of $5,000. As of December 31, 2010, the Company's ratio of aggregate indebtedness to adjusted net capital was .86 to 1.

3. SUBORDINATED LOAN

As of December 31, 2010, the Company had subordinated loans totaling $49,000, to its members, which are due in full in May 2013 and bear interest at 0%. These notes are subordinated to the general obligations of the Company. The subordination agreements were approved by FINRA and any payments to the members must be preapproved by FINRA.

4. OPERATING AGREEMENT

The members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred. The agreement also stipulates that the Company shall be dissolved upon the death, permanent incapacity, bankruptcy, retirement, resignation, or expulsion of a member, unless the remaining members elect within 30 days of the occurrence of one of these events to continue the legal existence of the Company.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from two of its members under an annually renewable lease agreement. For the year ended December 31, 2010, rent expense under this agreement was $3,600. The current lease expires in November 2011.

6. CONCENTRATIONS

During the year ended December 31, 2010, the Company generated all of its revenues under a marketing agreement with one investment manager. Effective February 2011, the Company cancelled its contract with this investment manager.

PALMETTO ADVISORY GROUP, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2010

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)(i).

See independent auditors' report.

PALMETTO ADVISORY GROUP, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2010
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2010 (unaudited)	$	6,895
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2010 (audited)	$	6,895

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
PALMETTO ADVISORY GROUP as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ (30,947)	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			(30,947)	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			49,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 18,053	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 11,188	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(11,188)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 6,865	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 6,865	3750

OMIT PENNIES

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

PALMETTO ADVISORY GROUP as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	390	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	1,865	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	865	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	5,850	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	5,850	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	85.21	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Palmetto Advisory Group, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Palmetto Advisory Group, LLC (the "Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limit ons in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be a significant deficiencies, and communicated this in writing to management and those charged with governance on February 17, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP

February 17, 2011